FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
CURRENT REPORT

Date of Report: July 15, 2015

Dragon Jade International Limited
(Exact name of registrant as specified in its charter)

Unit 2, 23/F, New World Tower I, 18 Queens Road, Central Hong Kong, SAR, China
(Address of Principal Executive Offices)

Registrant's telephone number, including area code: 011-852-3588 - 1780

BVI	0-53593	None
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule.)

Item 4.01.	Changes in Registrant’s Certifying Accountant.

Dominic K.F. Chan & Co., the previously principal accountants for the Registrant, was ineligible to stand for re-election.

(a)
During the Registrant’s two most recent fiscal years, and through July 15, 2015, there were no (i) disagreements with Dominic K.F. Chan & Co. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (i) reportable events.

(b)
The audit report of Dominic K.F. Chan & Co. on the financial statements of the Registrant as of and for the Year-ended March 31, 2014 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

(c)	On July 15, 2015, the Registrant’s Board of Directors elected AWC (CPA) Limited as principal accountant for the Registrant.
(d)
During the two most recent fiscal years and through July 15, 2015, neither the Registrant nor anyone on its behalf consulted AWC (CPA) Limited regarding (i) the application of accounting principles to a specific completed or contemplated transaction, (ii) the type of audit opinion that might be rendered on the Registrant’s financial statements, or (iii) any matter that was the subject of a disagreement or event identified in response to Item 304 (a)(1)(v) of Regulation S-K or any matters set forth in Item 304 (a)(2)(i) & (ii) (there being none).

A letter from Dominic K.F. Chan & Co. is attached hereto as Exhibit 16.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DRAGON JADE INTERNATIONAL LIMITED

July 15, 2015	By:	/s/ Yat Man Lai
	Its:	Executive Director

EXHIBITS

16.1	Letter from Dominic K.F. Chan & Co.